April 8, 2011
Filed pursuant to Rule 433
Registration Statement No. 333-160214
5.125% SENIOR NOTES DUE 2018

Issuer:	Jefferies Group, Inc.

Issue:	Senior Notes due 2018

Security Type:	Senior Unsecured Fixed Rate Notes

Anticipated Ratings (Moody’s/S&P/Fitch):	Baa2(Stable)/BBB(Stable)/BBB(Stable)

Principal Amount:	$800,000,000

Trade Date:	April 8, 2011

Settlement Date:	April 13, 2011 (T + 3)

Final Maturity:	April 13, 2018

Interest Payment Dates:	Semi-annually on April 13, and October 13, commencing on October 13, 2011

Benchmark Treasury:	2.875% UST due 3/31/18

Spread to Benchmark:	T + 220 basis points

Treasury Strike:	2.985%

Yield to Maturity:	5.185%

Coupon:	5.125%

Public Offering Price:	99.652% of principal amount

Underwriting Discount:	0.400%

Proceeds, Before Expenses:	$794,016,000

Day Count Convention:	30/360

Make-Whole Call Payment:	UST + 30 basis points

Minimum Denominations:	$5,000 and integral multiples of $1,000 in excess thereof

CUSIP:	472319AK8

ISIN:	US472319AK86

Sole Bookrunner:	Jefferies & Company, Inc.

Senior Co-Managers:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Natixis Securities North America Inc., BMO Capital Markets Corp., BNY Mellon Capital Markets, LLC, Deutsche Bank Securities Inc., Rabo Securities USA, Inc., SunTust Robinson Humphrey, Inc.

Co-Managers:	Keefe, Bruyette & Woods Inc., BNP Paribas Corp., HSBC Securities (USA) Inc., JMP Securities LLC, Oppenheimer & Co. Inc., US Bancorp Investments, Inc., Rochdale Securities LLC, Sandler O’Neill + Partners, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Jefferies & Company, Inc. at (201) 761-7610.